SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 2)*

Zonagen, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
98975L 10 8
(CUSIP Number)
December 2, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /      Rule 13d-1(b)

      /x/      Rule 13d-1(c)

      / /      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98975L 10 8	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
221,443

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
221,443

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
221,443

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.93%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 98975L 10 8	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
116,138

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
116,138

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,138

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 98975L 10 8	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
217,862

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
217,862

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
217,862

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.90%

12	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 98975L 10 8	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: Investment 10, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
27,300

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
27,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.24%

12	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 98975L 10 8	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
582,743

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
582,743

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
582,743

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.08%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 98975L 10 8	13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
582,743

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
582,743

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
582,743

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.08%

12	TYPE OF REPORTING PERSON*
IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 98975L 10 8	13G	Page 8 of 10 Pages

ITEM 1(a).	NAME OF ISSUER:
Zonagen, Inc. ("Zonagen")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
2408 Timberloch Place, Suite B-4 The Woodlands, Texas 77380
ITEM 2(a).	NAME OF PERSON FILING:
This Amendment to Schedule 13G is being filed on behalf of the following persons ("Reporting Persons")*:
	(i)	Biotechnology Value Fund, L.P. ("BVF")
	(ii)	Biotechnology Value Fund II, L.P. ("BVF2")
	(iii)	BVF Investments, L.L.C. ("Investments")
	(iv)	Investment 10, L.L.C. ("Investment 10")
	(v)	BVF Partners L.P. ("Partners")
	(vi)	BVF Inc. ("BVF Inc.")
	*	Attached as Exhibit 1 is a copy of an agreement among the Reporting Persons (as specified hereinabove) that this Amendment to Schedule 13G is being filed on behalf of each of them.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
The principal business office of the Reporting Persons comprising the group filing this Amendment to Schedule 13G is located at 227 West Monroe Street, Suite 4800, Chicago, Illinois, 60606.
ITEM 2(c).	CITIZENSHIP:
	BVF:	a Delaware limited partnership
	BVF2:	a Delaware limited partnership
	Investments:	a Delaware limited liability company
	Investment 10:	an Illinois limited liability company
	Partners:	a Delaware limited partnership
	BVF Inc.:	a Delaware corporation
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

This Amendment to Schedule 13G is being filed with respect to the common stock of Zonagen (the "Common Stock"). The Reporting Persons' percentage ownership of Common Stock is based on 11,479,648 shares of Common Stock being outstanding.

ITEM 2(e).	CUSIP NUMBER:
98975L 10 8

CUSIP NO. 98975L 10 8	13G	Page 9 of 10 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following
Not applicable as this Amendment to Schedule 13G is filed pursuant to Rule 13d-1(c).
ITEM 4.	OWNERSHIP:
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 7) on this Amendment to Schedule 13G is hereby incorporated by reference.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. / /
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

BVF shares voting and dispositive power over the shares of the Common Stock it beneficially owns with Partners. BVF2 also shares voting and dispositive power over the shares of the Common Stock it beneficially owns with Partners. Investments also shares voting and dispositive power over the shares of the Common Stock it beneficially owns with Partners. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Common Stock Investments beneficially owns and to vote and exercise dispositive power over those shares of Common Stock. Partners and BVF Inc. share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, Investments and those owned by Investment 10, on whose behalf Partners acts as investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of Common Stock owned by such parties. None of the managed accounts individually owns more than 5% of the Common Stock.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

CUSIP NO. 98975L 10 8	13G	Page 10 of 10 Pages

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      December 4, 2003

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its attorney-in-fact
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INC.
By:	/s/ MARK N. LAMPERT Mark N. Lampert President